650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 10, 2016

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephen Krikorian

Morgan Youngwood

Re:	SouFun Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed May 17, 2016

Form 6-K

Filed June 3, 2016

File No. 001-34862

Ladies and Gentlemen:

On behalf of Fang Holdings Limited, formerly known as SouFun Holdings Limited (the “Company”), we have orally requested that the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) provide the Company with an extension of time to respond to the comments of the Staff contained in the letter dated October 27, 2016 relating to the Company’s annual report on Form 20-F as referenced above.

Pursuant to a telephone discussion with Morgan Youngwood of the Staff on November 9, 2016, I understand that the Staff has granted the Company an extension until November 28, 2016, 20 business days from the Staff’s letter, in order to enable the Company to respond with more thorough information. The Company has advised me that it expects to respond to the Comment Letter on or before November 28, 2016.

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san diego        san francisco        seattle        shanghai        washington, dc        wilmington, de

Securities and Exchange Commission

Re: Fang Holdings Limited

November 10, 2016

Should the Staff have any additional comments or questions, please contact me at (650) 320-4509.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Julia Reigel

Julia Reigel

cc:	Fang Holdings Limited

Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.

Barry E. Taylor

Dan Ouyang

Ernst & Young Hua Ming LLP

Eric Li

Kay Deng